EXHIBIT 99.1

ProQR Therapeutics N.V. Press Release April 03, 2017

ProQR Announces the Grant of two Key Patents, protecting QR-010 for Cystic Fibrosis in the US and EU

Key Updates

•	ProQR received notice of grant for 2 key patents protecting QR-010 for CF in the US and EU until at least July 2033

•	QR-010 is currently being studied in 64 homozygous F508del patients in a Phase 1b safety, tolerability and exploratory efficacy trial. Top-line data to be reported in mid-2017

•	Top-line data from a previous clinical trial demonstrated that QR-010 restores CFTR function in homozygous F508del patients, which is an important and encouraging drug activity signal to support further development of QR-010. A full study presentation is planned for the European Cystic Fibrosis Society Conference in June 2017.

LEIDEN, the Netherlands, April 03, 2017 – ProQR Therapeutics N.V. (Nasdaq: PRQR) today announced the grant of two key patents protecting QR-010 in the US and EU. These patents provide the Company exclusive rights for QR-010 for the treatment of cystic fibrosis (CF) until at least July 2033.

“We are very pleased with the granting of these key pieces of intellectual property (IP) in our large and expanding IP estate, protecting QR-010 and the broader technology beyond that”, said Rene Beukema, General Counsel and Chief Corporate Development Officer of ProQR. “We pursue a very aggressive patent strategy as our 16 patent families, along with 6 in-licensed patent estates, provide multiple layers of protection for our novel products and technologies. This is an important element of our corporate strategy and we will continue to build our IP portfolio along with the development of our pipeline programs.”

US patent no. 9,605,255 is directed to methods of targeting RNA for the most common mutation in CF, called F508del, using oligonucleotides to restore the function of the CFTR protein. Last year, ProQR also received the grant of the equivalent European patent (EP 2 852 668 B1). Apart from these ProQR owned patents, ProQR has an exclusive license to US patent no. 9,617,535 from Massachusetts General Hospital covering QR-010.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The F508del mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, our ongoing and planned discovery and development of QR-010 and its therapeutic potential, and statements regarding the coverage of our patent portfolio, owned and in-licensed, including the duration of patent coverage. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com